Revlon, Inc.

One New York Plaza

New York, NY 10004

April 6, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Michael Davis

Re:	Revlon, Inc. Registration Statement on Form S-3 Filed March 31, 2022 File No. 333-264032

Dear Mr. Davis:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Revlon, Inc. (the “Company”) be accelerated to April 8, 2022 at 4:00 p.m., Eastern time, or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact John C. Kennedy of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3025.

* * * * *

Very truly yours,

Revlon, inc.

By:	/s/ Penny Tehrani-Littrell
	Name:	Penny Tehrani-Littrell, Esq
	Title:	Acting General Counsel and Corporate Secretary